SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                     Form 40-F ☑

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: July 22, 2004	By:	Signed: Robert V. Horte
		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: Immediate, July 21, 2004

CPR CLAIMS DAMAGES IN CONTRACT DISPUTE
WITH ELK VALLEY COAL PARTNERSHIP

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) said it has filed a statement of claim against defendant Elk Valley Coal Partnership. The claim is in respect of the defendant’s failure to pay the full amount of rail freight charges, which are applicable pursuant to a transportation contract between CPR and Elk Valley Coal Partnership. The dispute relates to the shipment of coal from the defendant’s Elk Valley mines in southeastern British Columbia to Vancouver area ports for overseas export.

CPR’s statement of claim is for $14.18 million to the end of June.

CPR’s contract with Elk Valley Coal Partnership continues through to March 31, 2007. The dispute is not expected to affect the continued shipment of coal by CPR from the Elk Valley mines.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

end

Contacts
Media:	Investment Community:
Len Cocolicchio	Paul Bell, Vice-President,
Tel.: (403) 319-7591	Investor Relations
E-mail: len_cocolicchio@cpr.ca	Tel.: (403) 319-3591
E-mail: investor@cpr.ca